REPORT

ON

SAMPLING AND CLASSIFICATION OF MINERAL RESOURCES
FERGUSON LAKE NICKEL-COPPER-COBALT-PGE PROPERTY

Ferguson Lake Area
Kivalliq Region
Nunavut Territory

NTS: 65I/9,10,11,13,14,15; 65O/1; 65P/3,4
Latitude: 620 30’ – 630 15’ North
Longitude: 960 00’ – 980 15545 East

Prepared For:
STARFIELD RESOURCES INC.

By:
Isobel Clark Ph.D FSS FIMMM FSAIMM C.Eng
Geostokos Limited, Scotland
August 4, 2006

CONTENTS OF THE TECHNICAL REPORT

Ferguson Lake Project June 2006	Page 2

Item 3: Summary

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 104,000 metres of diamond drilling in 243 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006.

Geostokos Limited was commissioned to:

a)	Determine what criteria should be set for classifying volumes of rock as “measured” and what proportion of the area could be then estimated as a “measured resource category” .

b)	Determine what density of sampling (drilling) would be needed to ensure adequate grade control to design a mining operation.

These questions are highly inter-related in that a definition of “measured resource” would act as a valuable guide to grade control decisions.

Dr. Clark of Geostokos Limited visited the Ferguson Lake Project for five days in 2005. The current geostatistical investigation examined the complete property-wide data set containing 18,561 core sections totaling 21,102 meters of core drilled and assayed. This report includes general analyses of the property-wide data set and various sub-regions including a “Detailed Study Area” where 9 more closely spaced geostatistical holes were drilled at the end of the 2005 season.

In the detailed study area 3,548 core sections, averaging just short of 1m in length have grades higher than 0.1%Cu+Ni. The average grade of these cores is around 11,200 ppm or 1.12% Cu+Ni.

Ferguson Lake Project June 2006	Page 3

These samples comprise 32% of the total sampling studied (by length). The preliminary general geostatistical study showed that there is a break between background values and mineralization at around 500-1000 ppm or 0.05 -0.1 %Cu. In this study 1000 ppm (0.1%) Cu was used as the breakpoint. All core sections in the data supplied had been assayed for Copper and Nickel. 75% of the core sections in the detailed study area have been assayed for Cobalt, Platinum and Palladium. It should be noted that the majority of the high grade PGE sections exist at depth in a Low Sulphide Zone and show little correlation with higher grades in Copper or Nickel.

Distributions are generally positively skewed towards the lower values. All distribution analyses revealed dual population behaviour. This may be due to the high/low sulphide zones and will be investigated in detail when more sampling is available in the low sulphide zone.

For this scoping study, a block size of 10x10x10m was selected as a realistic potential mining unit. The geological limits on the mineralization were supplied by James Siddorn of SRK, Toronto. Around 20,000 blocks in the area were estimated for Cu, Ni, Co, Pt and Pd. Blocks were classified as “measured” if the kriging variance fell below the total sill of the semi-variogram (ygiagam) and at least four boreholes fell within the search ellipse. Blocks not classified as “measured” but within the range of influence of the boreholes were classified as “indicated”. No attempt was made to estimate values for blocks outside these criteria. Such blocks would constitute an inferred resource and fall outside the scope of this study.

cutoff		1%Cu+Ni			1.5%Cu+Ni			2%Cu+Ni
%Cu+Ni	measured	indicated	total	measured	indicated	total	measured	indicated	total
blocks	915	987	1902	331	395	726	104	114	218
tonnage
(thousands)	3752	4047	7798	1357	1620	2977	426	467	894

%Cu	0.9447	0.971	0.958	1.4515	1.372	1.408	2.3399	2.104	2.216
%Ni	0.5749	0.564	0.569	0.6199	0.637	0.629	0.5286	0.600	0.566
%Cu+Ni	1.5196	1.535	1.527	1.5196	1.535	1.528	2.8683	2.703	2.782
Cu:Ni ratio	3.1663	3.557	3.369	3.1663	3.557	3.379	9.3095	8.214	8.737

%Co	0.0426	0.046	0.044	0.041	0.051	0.047	0.04	0.043	0.042
Pt (g/t)	0.1201	0.134	0.127	0.1274	0.156	0.143	0.1096	0.132	0.121
Pd (g/t)	0.7597	0.964	0.866	0.7597	0.964	0.871	0.7575	0.877	0.820
Pt+Pd (g/t)	0.8037	0.841	0.823	0.8871	1.120	1.014	0.8672	1.009	0.941
Pt:Pd ratio	0.1673	0.161	0.164	0.1745	0.153	0.163	0.1452	0.137	0.141

The table above shows a summary of the results from 9,657 blocks which lie above mean sea level (Z=0). Note that blocks are classified as “measured” or “indicated” on the estimated Copper and Nickel values. Values in the lower portion of the table are estimated into these blocks with lower confidence due to the relatively lower amount of information available. A blanket S.G. of 4.1 tonnes per cubic metre was used to produce relevant tonnages.

A detailed investigation into the layout of samples for “measured” blocks determined that a regular intersection of the mineralization by boreholes on a 22–25 metre grid would provide adequate sampling for mine planning and grade control purposes.

Ferguson Lake Project June 2006	Page 4

Item 4: Introduction

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 104,000 metres of diamond drilling in 243 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006.

Geostokos Limited was commissioned to provide a scoping study, which would:

c)	Determine what criteria should be set for classifying volumes of rock as “measured” and what proportion of the area could be then estimated as a “measured resource category” .

d)	Determine what density of sampling (drilling) would be needed to ensure adequate grade control to design a mining operation.

These questions are highly inter-related in that a definition of “measured resource” would act as a valuable guide to grade control decisions.

Dr. Clark of Geostokos Limited visited the Ferguson Lake Project for five days in 2005. The major purpose of the site visit was to study logged core sections and obtain relevant briefings from site geologists and other relevant personnel. An additional two days were spent in Vancouver, visiting the offices of Starfield Resources, storage facilities for samples and the ACME Laboratories where assaying was carried out.

The current geostatistical investigation examined a property-wide data set containing 18,561 core sections totaling 21,102 meters of core drilled and assayed. This report includes general analyses of the property-wide data set and various sub-regions in addition to the “detailed study”.

Data files, spreadsheets and geological reports for all previous sampling were provided by John Nicholson and Brian Game, project geologists, over a period from May 2005. Much of the 2005 exploratory program at Ferguson Lake was directed to additional diamond drilling in the area of West Zone and its extensions. Some 16,861 metres of core was recovered from 29 holes. An additional 17 holes (3,523 metres) were completed in the West Zone “Pit Area”. Eight holes were drilled in an attempt to further define footwall PGE mineralization while the remaining nine holes (1,140 metres) were drilled at various azimuths to provide information regarding continuity and consistency of base and precious metals grades for this geostatistical study.

Drilling results to the end of 2005 were supplied on 12thM arch 2006 and updated on 17thM ay 2006. The data set used for this study contains 18,561 core sections totalling 21,102 metres of core drilled and assayed. Of these 9,121 are contained in a densely drilled area between sections lines 40W and 51W. This area was selected for detailed study after general analyses were carried out for the complete area and various subregions. Data was studied down to a depth of over 300 metres. The main findings summarized here relate to depths down to 150m below sea level and the detailed figures refer to the volume down to sea level – a depth of roughly 120m.

Ferguson Lake Project June 2006	Page 5

Item 5: Reliance on Other Experts

This Technical Report relies on previous publications including the report “Revised Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGE Property” Filed by Dr N.C. Carter on May 15th, 2006 available at http://www.sedar.comi n pdf format. Items 6 to 11 of this report are omitted as the relevant material is contained in Dr Carter’s Report.

The geological limits on the mineralization were modelled and supplied by James Siddorn of SRK, Toronto in the form of block centre co-ordinates within the major mineralized lithological units.

John Nicholson P.Geo. and Brian Game P.Geo., project geologists, provided background information, lithological interpretations and all data used in this report.

Item 6: Property Description and Location
Previously published

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography
Previously published

Item 8: History
Previously published

Item 9: Geological Setting
Previously published

Item 10: Deposit Types
Previously published

Item 11: Mineralization
Previously published

Item 12: Exploration

Information in this section is courtesy of Dr N.C. Carter.

Much of the 2005 exploratory program at Ferguson Lake was directed to additional diamond drilling in the area of West Zone and its extensions. Some 16861 metres of core was recovered from 29 holes. An additional 17 holes (3523 metres) were completed in the West Zone “Pit Area”. Eight holes were drilled in an attempt to further define footwall PGE mineralization while the remaining nine holes (1140 metres) were drilled at various azimuths to provide information regarding continuity and consistency of base and precious metals grades for a geostatistical study which is currently in progress.

Ferguson Lake Project June 2006	Page 6

Ten deep holes (11213 metres) were drilled on three sections to test the “gap” between 119 Zone and the known western limits of West Zone and 119 Zone itself was tested by an additional two holes. Other related studies, including metallurgical work and a preliminary scoping study, are ongoing.

Item 13: Drilling

West Zone Pit Area

Drilling in this area included holes to further assess footwall PGE mineralization in addition to providing additional information on massive sulphide lenses. Results of eight holes confirm the presence of intermittent, high grades of palladium and platinum in footwall gabbros and massive sulphide lenses within the “Pit Area” while base metal grades encountered in the main massive sulphide lenses are consistent with previous results. Figure ???, a typical drill section for West Zone “Pit Area” illustrates the geometry of the massive sulphide lenses and the position of footwall PGE mineralization within the host gabbro unit.

A further nine holes, designed to provide information for a geostatistical study, were drilled on various azimuths oblique to previous holes. These holes should not be confused with the more conventional on-section across-strike drilling which are drilled for resource estimation purposes. Four holes (FL05-237,238, 242, 243) were drilled to test the north-dipping massive sulphide lenses down-dip in order to obtain a nearly continuous sulphide intersection for purposes of comparison of grade distributions and structural continuity with previous, conventional holes drilled normal to the strike and dip of the sulphide lenses. A nearly continuous massive sulphide intercept of more than 100 metres was recovered from hole FL05-237 while the remaining three holes drilled down-dip encountered varying degrees of success staying within the massive sulphide lens.

West Zone and 119 Zone

Ten holes, ranging in depth from 962 to 1353 metres, were drilled on sections 70+00W, 72+00W and 74+00W to test the “gap” area between the known western limits of West Zone at depth on section 68+00W and the deep 119 Zone previously drill-tested over a 400 metres strike length between sections 76+00W and 80+00W. Massive sulphide lenses containing reasonably good base and precious metals grades were intersected over hole lengths of up to ten’s of metres in six of the holes.

The results of the 2005 campaign are consistent with those previously obtained from the western part of West Zone and the 119 Zone.

Item 14: Sampling Method and Approach

Information in this section is courtesy of Dr N.C. Carter verified by personal visit of this author to the ACME laboratories and core storage facilities in Vancouver B.C.

Ferguson Lake Project June 2006	Page 7

Current and previous diamond drilling, core logging and sampling at the Ferguson Lake property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101.

Current and previous diamond drilling, core logging and sampling at the Ferguson Lake property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101.

NQ-sized core samples are logged and marked for sampling and subsequently halved by diamond saw with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

Item 15: Sample Preparation, Analyses and Security

Information in this section is courtesy of Dr N.C. Carter verified by personal visit of this author to the ACME laboratories and core storage facilities in Vancouver B.C.

Samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).

Low-sulphide PGE samples are analyzed at Acme where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD).

Item 16: Data Verification

All sample results have been transmitted by the laboratory directly to the Ferguson Lake field camp and to Dr N.C. Carter for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data were subsequently reported to Starfield Resources Inc. on a timely basis.

Ferguson Lake Project June 2006	Page 8

Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations.

Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002. Bondar Clegg was the laboratory of record in 2000 and 2001 and check analyses were performed by ALS Chemex. Since the merger of these two firms in late 2001, most of the analytical work has been undertaken by Acme while using ALS Chemex for necessary check analyses.

A number of interlaboratory checks of samples have been undertaken over the past several years. An example is the 2004 analytical work undertaken by ALS Chemex of 24 core sample pulps initially analyzed by Acme Laboratories. In summary, the results for copper are virtually identical while Acme’s nickel values are in general almost 10% higher. Palladium values determined by the two laboratories correspond reasonably well but there are apparent difficulties in reproducing consistently similar platinum values.

Spreadsheets were provided detailing replicate assays undertaken for all minerals. Detailed studies were undertaken to determine significance or otherwise of replication differences. Standard statistical tests rely on well-behaved (Normal/Gaussian) behaviour and so were repeated both on ‘raw’ untransformed values and on logarithmic values. For illustration, the tables below showed paired Student’s t tests for replicate assay data from May and June 2005.

A total of 16 samples, each with two replicated assays were used in this illustration. Fewer analyses are available for Pt assays, since several were below the detection threshold.

Table 16.1: example of statistical tests on sample replicates taken from ACME_ICP_2005 spreadsheet: original sample (D) versus first replicate (RE)

ELEMENT	Cu	Ni	Co	Pd	Pt
	ppm	ppm	ppm	ppb	ppb
D versus RE
average difference	-2.4975	-1 2.2250	-0.6813	-19.5000	-1.0000
standard deviation	15.78406	36.16515	1.521499	42.34304	6.737952
standard error	3.946016	9.041287	0.380375	10.58576	2.031569

Student's t statistic	-0.63292	-1 .35213	-1.791	-1.8421	-0.49223

D versus RE (logs)
average difference	-0.0014	-0.0206	-0.0098	-0.0663	-1.0000
standard deviation	0.051088	0.043881	0.027545	0.108569	6.737952
standard error	0.012772	0.01097	0.006886	0.027142	2.031569

Student's t statistic	-0.10883	-1 .87456	-1.42404	-2.44337	-0.49223

Ferguson Lake Project June 2006	Page 9

Table 16.2: example of statistical tests on sample replicates taken from ACME_ICP_2005 spreadsheet: original sample (D) versus second replicate (RRE)

ELEMENT	Cu	Ni	Co	Pd	Pt
	ppm	ppm	ppm	ppb	ppb
D versus RRE
		-
average difference	-78.7000	119.5938	-16.9688	-21.1250	1.2143
standard deviation	286.8058	380.6411	47.99512	179.4402	8.154079
standard error	71.70145	95.16027	11.99878	44.86005	2.179269

Student’s t statistic	-1.09761	-1 .25676	-1.41421	-0.47091	0.557199

D versus RRE (logs)
average difference	-0.0716	-0.0651	-0.0702	0.0295	1.2143
standard deviation	0.281286	0.203033	0.190232	0.245757	8.154079
standard error	0.070322	0.050758	0.047558	0.061439	2.179269

Student’s t statistic	-1.01824	-1 .28349	-1.47659	0.479961	0.557199

Table 16.3: example of statistical tests on sample replicates taken from ACME_ICP_2005 spreadsheet: first replicate (RE) versus second replicate (RRE)

ELEMENT	Cu	Ni	Co	Pd	Pt
	ppm	ppm	ppm	ppb	ppb
RE versus RRE
		-
average difference	-76.2025	107.3688	-16.2875	-1.6250	2.7273
standard deviation	273.7163	345.3414	46.96371	149.9862	9.930669
standard error	68.42908	86.33535	11.74093	37.49654	2.994209

Student's t statistic	-1.1136	-1 .24362	-1.38724	-0.04334	0.910849

RE versus RRE
(logs)
average difference	-0.0702	-0.0446	-0.0604	0.0958	2.7273
standard deviation	0.319449	0.189448	0.187926	0.203504	9.930669
standard error	0.079862	0.047362	0.046981	0.050876	2.994209

Student's t statistic	-0.87919	-0 .94134	-1.28599	1.883152	0.910849

It can be seen from these tables that only one ‘t’ statistic is significantly different from zero – that for the comparison of the original sample with the first replicate using the logarithm of Pd value, at the 5% level. Notice that no significant difference is found between original (D) and second replicate (RRE) or between first replicate (RE) and RRE. One significance level in 30 tests at a one-in-20 risk does not seem cause for concern.

Item 17: Adjacent Properties
Not relevant

Ferguson Lake Project June 2006	Page 10

Item 18: Mineral Processing and Metallurgical Testing
Not relevant

Item 19: Mineral Resource and Mineral Reserve Estimates

The major objectives of this scoping study are:

e)	Determine what criteria should be set for classifying volumes of rock as “measured” and what proportion of the area could be then estimated as a “measured resource category” .

f)	Determine what density of sampling (drilling) would be needed to ensure adequate grade control to design a mining operation.

These questions are highly inter-related in that a definition of “measured resource” would act as a valuable guide to grade control decisions.

Drilling results to the end of 2005 were supplied on 12thM arch 2006 and updated on 17thM ay 2006. The data set used for this study contains 18,561 core sections totalling 21,102 metres of core drilled and assayed. Of these 9,121 are contained in a densely drilled area between sections lines 40W and 51W. This area was selected for detailed study after general analyses were carried out for the complete area and various subregions. Of these core sections, 3,567 have values of Copper + Nickel of greater than 1000 ppm (0.1% Cu+Ni). Data was studied down to a depth of over 300 metres, i.e. depths down to 150m below sea.

Text lithological codes were replaced by integer codes for the purposes of this study. This process is simply to facilitate separation of the data by the computer software. Table 19.1 below shows the list of original text codes and integers allocated in the data file. The final data file used for intensive study is appended as ‘ifnal_data_study_area.DAT’a nd appended to this report as Table 19.6.

Table 19.1: integer coding of lithological texts

rock_code	rock_kode	rock_code	rock_kode
Amph	1	MafDyk	15
AmphHb	2	MSulph	16
Apl	3	PegPnk	17
Brx	4	PegWht	18
Dyke	5	Pyrox	19
Fault	6	QFBs	20
FP	7	QtzVN	21
Gab	8	SyenDyk	22
GabDyk	9	SyenFP	23
GnP	10	Syenit	24
GrnGns	11	TonGns	25
Hrnbld	12
IB Amph	14	NoCore	99

Ferguson Lake Project June 2006	Page 11

Detailed statistical analyses of the five major metallic components of the Project revealed moderately skewed values. All histograms and probability plots show a non-homogeneous character which can be modelled statistically as a three component behaviour. Almost half of the sampled core sections in the detailed study area can be considered to be “background” mineralisation with Copper + Nickel values at less than 0.1% by weight. The remaining core sections show a two component behaviour for all sub-regions and for all minerals.

The skewed and multi-modal nature of the sampled values suggests that resource estimation methods should be carefully evaluated before definitive resources or reserves are declared.

A combination of Indicator and Lognormal estimation methods was found to be optimal for this scoping study. Ordinary Kriging results compare favourably on an overall basis. However, local individual block estimates can differ significantly – especially in the higher value regions of the detailed study area.

Ordinary Kriging was used for a full block modelling study in the detailed study area. A solid geological model of the Ferguson Lake intrusion volume was provided by James Siddorn of SRK, Toronto. This excludes mineralisation outside the limits on the main intrusion zone but was considered adequate for this scoping study. The parameters used in the kriging process were those modelled for the Indicator value of 1000ppm Copper. A range of influence of 130 metres was used down dip and along strike, with twice this value used along strike. A comparison exercise was also carried out using the logarithmic grade semi-variogram with an isotropic range of influence or around 35 metres.

Indicator semi-variograms for copper values at cutoffs around 1000 ppm Cu

Ferguson Lake Project June 2006	Page 12

The five metal values were estimated separately and combined into a single spreadsheet. Cutoff values of 1%Cu+Ni, 1.5%Cu+Ni and 2%Cu+Ni were applied to the block estimates in the detailed study area. The final results for this scoping study were summarized for benches down to an elevation of mean sea level, about 120m from surface. The results are shown in Table 19.2.

One of the major purposes for this study was to establish the criteria for various resource classifications. Geostatistical criteria can generally only be used for measured and indicated categories. Inferred resources lie solely within the competence of the geological specialist.

The definition of resource category used in this study is as follows:

1.	The block centre must lie within a volume which has been defined geologically to contain the mineralisation.

2.

For measured resources, the block must lie within the range of influence of four borehole intersections and have a kriging variance which is less than the sill value of the semi- variogram. This criterion is known as ygiagam . A kriging variance larger than the sill would imply that the block would be better estimated by applying the local average grade.

3.	For indicated resources, the block must lie within range of four borehole intersections but may have a kriging variance greater than the ygiagamc riterion.

A specific gravity of 4.1 tonnes/m3i s used throughout this study. It is acknowledged that differing lithological units would be expected to possess different specific gravities and that this should be taken into account during definitive resource estimation exercises.

Table 19.2 includes detailed separation of estimated grades and tonnages for Indicated and Measured ore blocks. It should be borne in mind that this is a scoping exercise and that these results are related only to the detailed study area.

Table 19.2: results of scoping study by cutoff and classification

cutoff		1%Cu+Ni			1.5%Cu+Ni			2%Cu+Ni
%Cu+Ni	measured	indicated	total	measured	indicated	total	measured	indicated	total
blocks	915	987	1902	331	395	726	104	114	218
to nnage
(thousands)	3752	4047	7798	1357	1620	2977	426	467	894

%Cu	0.9447	0.971	0.958	1.4515	1.372	1.408	2.3399	2.104	2.216
%Ni	0.5749	0.564	0.569	0.6199	0.637	0.629	0.5286	0.600	0.566
%Cu+Ni	1.5196	1.535	1.527	1.5196	1.535	1.528	2.8683	2.703	2.782
Cu:Ni ratio	3.1663	3.557	3.369	3.1663	3.557	3.379	9.3095	8.214	8.737

%Co	0.0426	0.046	0.044	0.041	0.051	0.047	0.04	0.043	0.042
Pt (g/t)	0.1201	0.134	0.127	0.1274	0.156	0.143	0.1096	0.132	0.121
Pd (g/t)	0.7597	0.964	0.866	0.7597	0.964	0.871	0.7575	0.877	0.820
Pt+Pd (g/t)	0.8037	0.841	0.823	0.8871	1.120	1.014	0.8672	1.009	0.941
Pt:Pd ratio	0.1673	0.161	0.164	0.1745	0.153	0.163	0.1452	0.137	0.141

Ferguson Lake Project June 2006	Page 13

Table 19.2 shows a summary of the results from 9,657 blocks which lie above mean sea level (Z=0). Note that blocks are classified as “measured” or “indicated” on the estimated Copper and Nickel values. Values in the lower portion of the table are estimated into these blocks with lower confidence due to the relatively lower amount of information available. A blanket S.G. of 4.1 tonnes per cubic metre was used to produce relevant tonnages.

For comparison purposes, grade/payability curves were constructed from both data within this area and the blocks estimated as indicated and measured categories. These graphs are shown below.

The major interpretation of these graphs is in the difference between the shape of the ‘data’ curves and those of the estimated blocks. When estimating a 10m block, different lithological units will be merged to provide a volume of 1,000m3( 4,100 tonnes). This effect accounts for the smoothing of the payability and grade curves into a more uniform shape for kriged blocks.

It is interesting to note that the overall grades do not vary between measured and indicated blocks. It is also interesting to note that between 45% and 50% of the blocks estimated within the geologically defined volume fall into the definition of Measured Resources as used in this scoping study.

Sampling design for grade control purposes

During production, grade control sampling will be needed for mining progress and expected product figures. The definition of Measured Resource can be used as a guide for the density of sampling needed for adequate grade control. During the above kriging exercise a detailed record was kept of which core sections were used in the kriging of each block. Those blocks falling into the Measured category were found to have various well defined local sampling configurations. On the basis of this study, it is recommended that a sampling plan comprised of boreholes intersecting the plane of the mineralisation on a 22 to 25 metre grid would be adequate for grade control purposes.

Ferguson Lake Project June 2006	Page 14

Item 20: Other Relevant Data and Information

A reliable geostatistical study consists of the following stages:

  Statistical analysis of behaviour of samples in terms of histogram, probability plots, distribution modelling and so on . This stage includes identification of multi-component behaviour and relating statistical behaviour to lithological classifications. If differing sampling methods have been used, this stage can also include study of subsets by sampling method. Sub-regions may also be investigated if the mineralization is expected to change with location within the deposit . For example, values in the Low Sulphide Zone will not be expected to follow the same behaviour as those in the Massive Sulphide zones.

  In a multi-metal deposit, such as Ferguson Lake, statistical analysis will include investigation of relationships between metallic components. Simple multivariate correlations and descriptive methods such as Principal Components may be appropriate.

  Spatial modelling for study of the continuity of mineral values within the deposit. This stage involves the construction, interpretation and modelling of semi-variogram graphs. In a multi-metallic deposit, such graphs may be constructed individually for: each mineral; each lithological unit; each geological sub -region (especially if strike and dip change); each sampling campaign. Semi-variograms should be constructed in strike, dip and across strike directions in all cases.
  It should be borne in mind that continuity of the geological (or lithological) unit is not necessarily the same as continuity of economic mineralization. For example, movement of the mineral deposition may not parallel exactly the deposition of the ‘background’ host rock. On the other hand, mineralization which is confined by lithological unit will need to be modelled with constraints in place to identify the true spatial continuity of values.

  Based on the statistical and spatial modelling, an estimation technique should be chosen which is appropriate to the geological nature of the mineralization. Such methods should be exhaustively tested both on currently available data and as future data and mining information is added to the data set . Different estimation methods may be compared on a block-by-block basis to determine if a simpler technique is as robust for resource and reserve estimation purposes. Estimates for block values should be compared directly to local drilling and to expected patterns of value within the study area.

In should also be borne in mind that such a study is not necessarily a linear task: statistical -> semi-variogram -> geostatistical estimation. In a complex mineralization, the stages may each be iterated several times in view of results from other stages of analysis.

A detailed report on the statistical and geostatistical study was provided to Starfield Resources. Figures supporting the various stages of analysis may be seen in Section 26 below.

Ferguson Lake Project June 2006	Page 15

Item 21: Interpretation and Conclusions

It is clear from the solid modelling that only isolated high values are available in the Low Sulphide Zone (LSV). No satisfactory semi-variograms could be produced for metallic grade values either individually or in combination.

Statistical and geostatistical analyses were carried out on the various metal ratios. Of the many analyses carried out, the only one which showed any stable geostatistical characteristics was the ratio between Cu+Ni+Co and Pt+Pd. Although the correlations between Copper, Nickel and Cobalt values with the Platinum and Palladium values are all low at about 0.4, the ratio between them seems to be fairly consistent.

It is strongly suggested that a limited area in the vicinity of current high value intersections should be sampled as and when grade control drilling permits longer boreholes. As such data is gathered this behaviour can be studied until a clearer picture emerges.

A combination of Indicator and Lognormal Kriging techniques were found to be appropriate for the estimation of resource grades within the detailed study area. Ordinary Kriging is stable for overall figures including global grade/payability figures. However, individual block estimates can differ significantly between the IK/LK method and the OK technique.

Item 22: Recommendations

It is recommended that the two component nature of the geological mineralisation should be investigated once detailed ‘grade control’ density data is available. Reliability of resource and reserve estimation will be significantly enhanced if this non-homogeneous behaviour can be attributed to an appropriate geological provenance.

A specific gravity of 4.1 tonnes/m3i s used throughout this study. It is acknowledged that differing lithological units would be expected to possess different specific gravities and that this should be taken into account during definitive resource estimation exercises.

On the basis of this study, it is recommended that a sampling plan comprised of boreholes intersecting the plane of the mineralisation on a 22 to 25 metre grid would be adequate for grade control purposes. The recommended estimation method for grade control purposes is a geological interpretation of “mineralized” volume combined with Lognormal Kriging for grade values.

For the Low Sulphide Zone, it is strongly suggested that a limited area in the vicinity of current high value intersections should be sampled as and when grade control drilling permits longer boreholes.

Item 23: References

“Revised Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGE Property” Filed by Dr N.C. Carter on May 15th, 2006 available at http://www.sedar.comi n pdf format.

Ferguson Lake Project June 2006	Page 16

Item 24: Date and Signature Page

I, Isobel Clark FSS FIMMM FSAIMM C.Eng, do hereby state that:

1.	I am Managing Director of: Geostokos Limited, Alloa Business Centre, Whins Road Alloa FK10 3SA, Central Scotland

2.

I graduated with a Ph.D. degree in Mining Engineering from the University of London in 1979. In addition, I have achieved a B.Sc. (Honours) from Strathclyde University in 1969 and an M.Sc. degree from Reading University in 1970. A diploma of Imperial College was awarded for partial fulfilment of the Ph.D. also in 1979 .

3.

I am a Fellow of the Royal Statistical Society, the Institution of Mining Metallurgical and Materials Engineers of the UK and of the South African Institution of Mining and Metallurgy. I am a Chartered Engineer in the UK and recognised under the title European Engineer.

4.	I have worked as an independent consulting mining engineer in the field of resource and reserve evaluation for 35 years.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI43-101”) and certify that by reason of my education, affiliation with professional institutions (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled: “Report on Sampling and Classification of Mineral Resources, Ferguson Lake Nickel -Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory” prepared for Starfield Resources Inc of Vancouver. I visited this property for 5 days in July 2005.

7.	I have been involved in the assessment of this project since July 2005 until the present day.

8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am completely independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in all possible compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 4thA ugust 2006

Signature of qualified Person
Dr Isobel Clark FSS FIMMM FSAIMM CEng
Name of Qualified Person

Ferguson Lake Project June 2006	Page 17

Item 25: Additional Requirements for Technical Reports on Development Properties and Production Properties
Not relevant

Item 26: Illustrations

1.	location of Ferguson Lake Project in Nunavut, Canada

2.	detailed location of Ferguson Lake Project in Nunavut, Canada

3.	main drilled area, west of Ferguson Lake

4.	Typical section through detailed study area. Courtesy N.C. Carter

5.	detailed study area, west of Ferguson Lake

6.	Probability plot for Copper+Nickel values for all samples in the study area

7.	Probability plot for Copper+Nickel values greater than 1000ppm (0.1%Cu+Ni)

8.	histogram of Copper+Nickel values greater than 1000ppm (0.1%Cu+Ni)

9.	histogram of Cu+Ni in MS core sections with 2 component model

10.	probability plot of Cu+Ni in MS core sections with 2 component model

11.	histogram of Cu+Ni in gabbro core sections with 2 component model

12.	probability plot of Cu+Ni in gabbro core sections with 2 component model

13.	histogram of Cu+Ni in hornblende core sections with 2 component model

14.	probability plot of Cu+Ni in hornblende core sections with 2 component model

15.	histogram of Cu+Ni in all other core sections with 2 component model

16.	probability plot of Cu+Ni in all other core sections with 2 component model

17.	histogram of Nickel values for samples where Cu+Ni>999ppm

18.	histogram of Cobalt values for samples where Cu+Ni>999ppm

19.	histogram of Pt+Pd values for samples where Cu+Ni>999ppm

20.	Copper versus nickel values for full data set (logarithmic scales)

21.	Copper+Nickel values versus Pt+Pd values in study area

22.	Using only samples with Cu+Ni>999ppm

23.	in dicator semi-variograms for threshholds around 1000 ppm Cu.

24.	in dicator semi-variograms using lower Cu threshholds

25.	in dicator semi-variograms using higher Cu value threshholds

Ferguson Lake Project June 2006	Page 18

26.	Indicator semi -variograms for copper values at cutoffs of 100, 500, 1000 and 1500 ppm Cu

27.	semi-variogram in along strike directions using all samples with Cu>999ppm in detailed study area

28.	semi-variogram in across strike and down dip directions using all samples with Cu>999ppm in detailed study area

29.	example of potential semi -variogram model for logarithm of Cu ppm in study area

30.	a semi-variogram constructed down the hole OSTAT05-08 – down dip

31.	semi-variogram constructed on OSTAT05-03 only – across strike

32.	histogram of cross validation statistics from lognormal kriging exercise

33.	comparison of Copper sample value with lognormal kriged estimate

34.	probability plot for block values produced by indicator+lognormal kriging

35.	kriged blocks over the detailed study area: example bench close to surface showing Copper grade in ppm

36.	probability plot for block estimates produced by ordinary kriging

37.	Indicator/Lognormal kriged estimator versus Ordinary kriged estimator showing only blocks greater than 999ppmCu

38.	geological model, long section, looking North, green=high Cu+Ni, blue=high Pt+Pd.

39.	Indicator/Lognormal kriged estimator versus Ordinary kriged estimator showing only blocks which fall within ygiagam criterion

40.	grade/payability curves comparing original core sections, 10m composites and 10x10x10m blocks in indicated and measured categories

41.	omni-directional indicator semi -variogram and model for Pt+Pd

42.	semi-variogram and model for Pt+Pd, rank transform on grades

43.	Low Sulphide Zone schematic long section, looking North, courtesy James Siddorn, SRK, Toronto

44.	relationship between Cu+Ni and Pt+Pd, Lower Sulphide Zone

45.	probability plot for ratio Cu+Ni+Co:Pt+Pd

46.	various indicator semi-variograms for ratio Cu+Ni+Co:Pt+Pd

47.	directional indicator semi-variograms for ratio Cu+Ni+Co:Pt+Pd at 0.215

Ferguson Lake Project June 2006	Page 19